SEC
Mail Processing
Section
DEC 3 1 2018
Washington DC
410

19003081

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-37809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/17 (MM/DD/YY) AND ENDING 10/31/18 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CALLAHAN FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 CONNECTICUT AVENUE NW, SUITE 1001
(No. and Street)

WASHINGTON	DISTRICT OF COLUMBIA	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY JOHNSON (202)-223-3920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first middle name*)

1966 Greenspring Drive, Suite 300	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
JAN 28 2019
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAY JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALLAHAN FINANCIAL SERVICES, INC., as of OCTOBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

City of District of
State of Columbia

NICOLE BOYD
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires September 14, 2023

The foregoing instrument was acknowledged before me this 21st day of December, 2018, by Nicole Boyd.

Notary Public

My commission expires 09, 14, 2023

DISTRICT OF COLUMBIA NOTARY PUBLIC NICOLE BOYD EXP. 9-14-23

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALLAHAN FINANCIAL SERVICES, INC.
Washington, D.C.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Callahan Financial Services, Inc.
Washington, D.C.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Callahan Financial Services, Inc. (the "Company") as of October 31, 2018 and 2017, the related statements of earnings, shareholder's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3; Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3, (has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental

FINANCIAL STATEMENTS

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF EARNINGS
Year Ended October 31, 2018 and 2017

	2018	2017
INCOME		
Reimbursements for operating expense	$ 1,073,092	$ 877,702
Distribution fees	7,788	8,354
Dividend Income	-	9,078
Interest income	320	143
Total income	1,081,200	895,277
EXPENSES		
Contract services	1,012,342	820,270
Regulatory and compliance	12,954	12,193
Other	47,724	45,239
Total expenses	1,073,020	877,702
EARNINGS BEFORE INCOME TAXES	8,180	17,575
INCOME TAXES	2,034	4,254
NET EARNINGS	$ 6,146	$ 13,321

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
Year Ended October 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 6,146	$ 13,321
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:		
Income taxes paid by parent and treated as a noncash capital contribution	1,962	4,254
Effects of changes in operating assets and liabilities:		
Accounts receivable		
Related party	16,592	(31,870)
Other	1,084	23
Other assets	4,917	15,205
Accounts payable		
Related party	(15,059)	20,073
Other	(836)	3
Net cash provided by operating activities	14,806	21,009
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to parent	(13,321)	(7,498)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,485	13,511
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	251,266	237,755
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 252,751	$ 251,266

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment and Earnings in Limited Liability Limited Partnership

The Company accounts for its investment in the limited liability limited partnership using the equity method. Under the equity method, the Company recognizes its respective percentage of earnings in the limited liability limited partnership.

When a general partner controls a limited partnership and the limited partners have certain rights, a sole general partner in a limited partnership would be presumed to control that limited partnership, and therefore, would be required to include the limited partnership in its consolidated financial statements, regardless of the extent of the sole general partner's ownership interest in the limited partnership, unless the presumption of the general partner's control can be overcome.

Section 11.01 of the Amended and Restated Certificate and Agreement of Limited Partnership provides the limited partners with substantive rights in that a majority in interest of the limited partners has the right, upon thirty days prior written notice given to the general partner and all limited partners, to remove the general partner without cause. Company management asserts that the rights of the limited partners are substantive, and therefore, would overcome the presumption of control (and consolidation) by the sole general partner.

Reimbursements for Operating Expenses

Under the terms of the Certificate and Agreement of Limited Partnership, the Company's incurred operating expenses are reimbursed by the Partnership. The Company recognizes these reimbursements received as revenue in the statement of earnings at the point that a valid expense has been incurred.

Distribution fees

Distribution fees are commissions earned by the Company for administrative support for and distributing units of the Trust. They are recognized as income monthly based on balances in the investor share class of the Trust.

NOTE 2 – INVESTMENT IN LIMITED LIABILITY LIMITED PARTNERSHIP

The Company has a 20% interest in the Partnership, which includes 15% as general partner and 5% investment as the sole Class B limited partner. The Company continues to serve as the general partner to the Partnership, while the majority interest belongs to various credit unions and credit union service organizations that serve as limited partners. The net profits and losses of the Partnership are allocated among the partners in accordance with the terms of the Certificate and Agreement of Limited Partnership, as amended. Should the Partnership be terminated, net assets available for distribution will be distributed first in proportion to the partners' net capital accounts until such capital accounts have been reduced to zero and then to the partners in accordance with their respective participation percentages.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At October 31, 2018, the Company had net capital of $189,464, which was $184,464 in excess of its required net capital. The Company's net capital ratio was 0.33 to 1 at October 31, 2018.

NOTE 5 – FOCUS REPORT

There are no material differences between these financial statements and the October 31, 2018 amended Financial and Operational Combined Uniform Single (FOCUS) report filed with the FINRA.

NOTE 6 – INCOME TAXES

The Company files a consolidated federal and state income tax return with its Parent. The Company has elected to allocate its portion of the current taxes by treating its operations as if it were a stand-alone taxpayer. The provision for income tax differs from the provision that would result from applying federal statutory rates to income before provision for income tax due primarily to the effect of state taxes. The Company has recorded contributions of capital from the Parent of $1,962 and $4,254 for the years ended October 31, 2018 and 2017, respectively as a result of the current income tax provision, as the Parent will pay federal income taxes on behalf of the Company.

The Company has adopted the Financial Accounting Standard Board's (FASB) requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as of October 31, 2018 and 2017.

The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of October 31, 2018 and 2017.

The consolidated federal and state income tax returns of the Parent for 2018, 2017 and 2016 are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

On December 22, 2017 the Tax Cuts and Jobs Act (the "Act") was signed into United States tax law and included numerous provisions that will affect businesses. The Act, for instance, introduces changes that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits. The Act has widespread applicability. The Company is currently assessing the impact of the Act.

SUPPLEMENTAL INFORMATION

CALLAHAN FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
October 31, 2018
(continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$	63,287
17. Additions		-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		-
19. Total aggregate indebtedness	$	63,287
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)		33.40%

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$	4,219
12. Minimum dollar net capital requirement of reporting broker	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less line 13)	$	184,464
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	183,135

Statement Pursuant to Rule 17a-5(d)(4)
There are no material differences between the computation of net capital required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited amended Part II FOCUS Report filing as of October 31, 2018.

CALLAHAN FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
October 31, 2018

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k)(1), since the Company does not carry customers' accounts on its books.

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Callahan Financial Services, Inc.
Washington, D.C.

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Callahan Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1)(the "exemption provisions") and (2) Callahan Financial Services Inc. stated that Callahan Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
December 28, 2018

CALLAHANFINANCIAL
SERVICES

1001 Connecticut Ave. N.W. Suite 1001 // Washington, DC 20036

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

December 5, 2018

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Callahan Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.
- Callahan Financial Services, Inc. claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended October 31, 2018.
- Callahan Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule.
- Callahan Financial Services, Inc. has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the period of November 1, 2017 through October 31, 2018.
- Callahan Financial Services, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(1) of Rule 15c3-3 for the period of November 1, 2017 through October 31, 2018.

The above statements are true and correct to the best of my and the Company's knowledge.

Executive Vice President

December 5, 2018

Phone: 202.223.3920 // Fax: 202.223.1311